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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4)

RTW, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

74974R 10 7

(CUSIP Number)

Alfred L LaTendresse
RTW, Inc.
Suite 1400
8500 Normandale Lake Boulevard
Minneapolis, MN 55437,  Phone: (952) 893-0403

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 74974R 10 7	13D	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        David C. Prosser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

        NA

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

        U.S.A.

	7.	Sole Voting Power

Number of		436,504

Shares	8.	Shared Voting Power

Beneficially		292,429

Owned by Each	9.	Sole Dispositive Power

Reporting		436,504

Person	10.	Shared Dispositive Power

With		292,429

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

        728,933

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

        13.9%

14.	Type of Reporting Person (See Instructions)

        IN

CUSIP No. 74974R 10 7	13D	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Margaret F. Prosser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

        NA

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

        U.S.A.

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power

Beneficially		172,665

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		172,665

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

        172,665

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

        3.3%

14.	Type of Reporting Person (See Instructions)

        IN

The Schedule 13D of David C. Prosser and Margaret F. Prosser is hereby amended as follows:

Item 1. Identity and Background

(a)	Name. This statement is being jointly filed by David C. Prosser and Margaret F. Prosser, husband and wife.

(b)	Address of Principal Business Office Or, If None, Residence. The principal address of David C. Prosser and Margaret F. Prosser is 20645 Radisson Road, Shorewood, MN 55331.

(c)	Present Principal Occupation or Employment. David C. Prosser is Chairman Emeritus of the Board of Directors of RTW, Inc. Margaret F. Prosser is not employed.

(d)	Criminal Proceedings. — None.

(e)	Litigation. — None.

(f)	Citizenship. Mr. and Mrs. Prosser are citizens of the United States.

Item 2: Purpose of Transaction

On August 30, 2004, RTW, Inc. announced that Mr. Prosser had entered into a Rule 10b5-1 Plan under which he intends to sell approximately $1.0 million of common Stock of RTW. Mr. Prosser has completed all sales of RTW Common Stock contemplated by an earlier Rule 10b5-1 Plan that was announced in April 2004.

Item 3. Interest in Securities of the Issuer

As of August 30, 2004, the ownership of David C. and Margaret F. Prosser was as follows:

     David C. Prosser

(a)	Amount Beneficially Owned — 728,933

(b)	Of the shares owned by Mr. Prosser, Mr. Prosser has the power to vote as follows:

(i)	Sole power to vote or direct the vote — 436,504

(ii)	Shared power to vote or direct the vote — 292,429

(iii)	Sole power to dispose or direct the disposition of — 436,504

(iv)	Shared power to dispose or direct the disposition of — 292,429

     Margaret F. Prosser

(a)	Amount Beneficially Owned — 172,665

(b)	Of the shares owned by Mrs. Prosser, Mrs. Prosser has the power to vote as follows:

(i)	Sole power to vote or direct the vote — 0

(ii)	Shared power to vote or direct the vote — 172,665

(iii)	Sole power to dispose or direct the disposition of — 0

(iv)	Shared power to dispose or direct the disposition of — 172,665

     Of the shares listed above, 436,504 shares are held solely by David C. Prosser, and 172,665 shares are owned jointly by David C. Prosser and Margaret F. Prosser.

     In addition, the following shares are deemed beneficially owned by David C. Prosser: (i) 67,571 shares held by the David C. Prosser 1997 Unitrust for which Mr. Prosser serves as trustee; (ii) 17,389 shares held by the David C. Prosser 1996 Unitrust for which Mr. Prosser serves as trustee; (iii) 8,834 shares held by the David C. Prosser 1995 Unitrust for which Mr. Prosser serves as trustee; and (iv) 25,970 shares held by the David C. and Margaret F. Prosser Foundation of which Mr. Prosser is President and for which he serves as trustee. Margaret F. Prosser disclaims any beneficial interest in the shares held by David C. Prosser other than the shares held jointly with him.

(c)	Recent Transactions. Attached as Exhibit A is a list of all shares sold by Mr. Prosser since April 1, 2004 and all stock options exercised since April 1, 2004.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits

Prosser Shareowner Activity.
Joint Filing Agreement.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2004	/s/David C. Prosser
David C. Prosser

/s/Margaret F. Prosser
Margaret F. Prosser

EXHIBIT A

Prosser Shareowner Activity April 1, 2004 to August 27, 2004

		Shares	Sales
	Date	Sold	Price
	04/01/04	3,000	$6.93
	04/02/04	2,000	$6.74
	04/05/04	25,000	$6.49
	04/06/04	10,000	$6.66
	04/07/04	10,000	$6.70
	04/08/04	6,000	$6.72
	04/12/04	20,000	$6.61
	04/13/04	2,000	$6.65
	04/14/04	8,000	$6.72
	04/15/04	4,180	$6.74
	04/16/04	9,000	$6.75
	04/19/04	2,000	$6.63
	04/20/04	5,500	$6.61
	04/21/04	5,900	$6.66
	04/22/04	2,425	$6.72
	04/23/04	393	$6.70
	04/26/04	5,000	$6.72
	04/28/04	7,000	$6.50
	04/29/04	1,400	$6.54
	04/30/04	3,015	$6.50
	05/05/04	7,000	$6.51
	05/06/04	1,545	$6.60
	05/07/04	1,000	$6.53
	05/11/04	5,000	$6.50
	05/12/04	100	$6.51
	05/13/04	2,700	$6.51
	05/14/04	1,000	$6.52
	06/09/04	1,000	$6.46
	06/10/04	8,100	$6.51
	06/14/04	900	$6.59
	06/15/04	100	$6.52
	06/16/04	1,000	$6.38
	06/17/04	2,000	$6.58
	06/18/04	300	$6.57
	06/24/04	100	$6.55
	06/25/04	2,800	$6.55
	06/28/04	200	$6.59
	07/19/04	742	$6.35

Total		167,400

Stock Options Exercised

			Exercise
	Date	Shares	Price
	04/02/04	30,000	$2.42
	04/07/04	30,000	$2.42
	04/12/04	2,500	$2.00

Total		62,500

EXHIBIT B

JOINT FILING AGREEMENT

     The undersigned, David C. Prosser and Margaret F. Prosser, hereby agree that this Schedule 13D relating to securities of RTW, Inc. shall be filed on behalf of each of them.

Dated: August 30, 2004

/s/David C. Prosser David C. Prosser
/s/ Margaret F. Prosser Margaret F. Prosser